Exhibit 99.1

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

NASDAQ Trading Symbol: GOLD

RANDGOLD HOLDS COURSE IN CHALLENGING QUARTER

London, 7 November 2012 – Substantial progress at the Kibali gold mine development project and Randgold’s flagship Loulo complex was offset by grid power supply problems at the Tongon mine and lower grades processed at Gounkoto, as Randgold Resources’ third quarter results held steady but did not match its record second quarter performance.

Q3 profit of US$121.3 million was down 15% on the prior quarter, primarily on the back of lower sales, but in line with the corresponding quarter in 2011. Production was 204 475 ounces of gold against Q2’s 210 534 ounces and 182 362 ounces in Q3 of 2011, while the total cash cost per ounce was US$737 (Q2: US$703/Q3 2011: US$747). Ounces sold dropped by 10% quarter on quarter, affected by the timing of gold shipments at quarter end being disrupted by the annual stock take at the refinery.

Highlight of the quarter was the strong improvement at Loulo, which increased production by 78% and reduced total cash cost per ounce by 8%. Tonnes mined and processed were mostly from Loulo’s two underground mines, Yalea and Gara, which are now beginning to deliver their full potential. Both mines also achieved a steady rise in stoping and development rates.

Relative to Loulo’s improved delivery, Gounkoto’s contribution to the complex’s results was down as forecast, however grades processed were lower than planned due to less ore being mined and more medium grade stockpiled material being fed to make up for increased plant throughput. Meanwhile, a geotechnical review has confirmed the potential for an underground mine at Gounkoto, where an underground resource of more than 1 million ounces at a grade in excess of 5g/t has been identified. Infill drilling for a prefeasibility study, due for completion early in 2013, is underway.

Kibali’s development remained on track for first gold production by the end of 2013. All key contracts have now been agreed and the mine’s costing schedule has been finalised. While open pit mining has already started, the plant foundations are being readied to receive the two giant mills currently being trucked to the site from the port of Mombasa. The site clearing programme is also on schedule, with more than 1 000 families already resettled in the new model village of Kokiza.

Tongon suffered from frequent outages in its national grid power supply, which continued to impact negatively on plant availability and recovery and hence on production and costs. Since the mine was connected to the grid last December, the erratic power supply has cost it some 50 000 ounces in lost production. While below plan, production of 56 381 ounces was in line with that of the prior quarter. Steps being taken to stabilise the power supply include the installation of a new capacitor bank and five additional generator sets, as well as a reconfiguration of the power house feeder arrangement.

In Senegal, Massawa is one of the largest undeveloped orebodies in Africa at 3 million ounces. Exploration continues to find additional ounces as well as to improve Randgold’s understanding of this complex deposit. Pilot plant testwork to determine the project’s optimal operational parameters is scheduled for next year. Randgold is currently in discussion with the Senegalese government about the possibility of securing a hydropower supply.

Chief executive Mark Bristow described the third-quarter results as a mixed bag, but with the good far outweighing the bad. “The challenges we faced are to be expected when you develop and run mines in remote parts of Africa and, as our record shows, we’re more than capable of managing them. They should not cloud the real achievements of the quarter, particularly the fine performance by Loulo’s underground mines and the rapid progress we continue to make at Kibali. Production and costs for the final quarter are forecast to again show significant improvements” he said.

RANDGOLD RESOURCES ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 1534 735 333 +44 779 771 1338	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgoldresources@dpapr.com

Website: www.randgoldresources.com

REPORT FOR THE THIRD QUARTER ENDED 30 SEPTEMBER 2012

•	Q3 production up 12% on Q3 2011, marginally lower than record Q2 2012

•	Profits for the period in line with Q3 2011 and down on Q2 2012

•	Cash and gold on hand ahead of prior quarter despite continued investment in capital projects

•	Morila continues dividend payments and Gounkoto declares second dividend

•	Loulo contributes materially to complex performance as underground ore production increases by 50%

•	Tongon mill throughput improves; power challenges receive attention

•	Kibali on track as key contracts are concluded and mills arrive in Africa

•	Preliminary review confirms underground mine potential at Gounkoto

•	Loulo achieves OHSAS 18001 safety accreditation; Tongon earns ISO 14001 environmental rating

•	Exploration team prepares for next field season

Randgold Resources Limited (‘Randgold’) had 92.1 million shares in issue as at 30 September 2012.

SUMMARISED FINANCIAL INFORMATION

US$000	Quarter ended 30 Sep 2012	Quarter ended 30 Jun 2012	Quarter ended 30 Sep 2011	9 months ended 30 Sep 2012	9 months ended 30 Sep 2011
Gold sales*	319 869	345 359	309 610	937 007	817 775

Total cash costs*	143 607	151 623	135 147	414 849	373 987

Profit from mining activity*	176 262	193 736	174 463	522 158	443 788

Exploration and corporate expenditure	8 766	14 292	9 298	33 919	31 810

Profit for the period	121 349	141 875	122 865	367 232	297 229

Profit attributable to equity shareholders	103 341	117 463	106 779	310 244	261 583

Net cash generated from operations	126 975	157 948	124 540	360 575	414 492

Cash and cash equivalents	443 511	452 881	432 837	443 511	432 837

Gold on hand at period end	33 025	7 965	8 748	33 025	8 748

Group production (oz)+	204 475	210 534	182 362	580 452	506 476

Group sales (oz)+	194 969	215 825	181 017	570 015	530 490

Group total cash cost per ounce*+ (US$)	737	703	747	728	705

Group cash operating cost per ounce*+ (US$)	654	618	666	644	634

Basic earnings per share (US$)	1.12	1.28	1.17	3.38	2.87

*	Refer to explanation of non-GAAP measures provided.
+	Randgold consolidates 100% of Loulo, Gounkoto and Tongon and 40% of Morila.

These results have not been reviewed nor audited.

COMMENTS

Revenues for the quarter decreased by 7% from Q2, reflecting the 10% decrease in ounces sold quarter on quarter. The drop in ounces sold was largely attributable to the timing of gold shipments at quarter end resulting from the annual stock take at the refinery which prevented shipments over this period, as well as a drop in the average grade of ore processed. This was partially compensated by a 3% increase in the average gold price received of US$1 641/oz compared to US$1 600/oz achieved in the prior quarter and a rise in ore tonnes processed. The group had 18 595 ounces in the vault at quarter end (valued at US$33 million). Had these ounces been sold at quarter end, sales would have increased 2% quarter on quarter. Compared to the corresponding quarter of 2011, revenue rose by 3% due to an 8% increase in the ounces sold quarter on quarter, partially offset by a 2% drop in the average gold price received (Q3 2011: US$1 666/oz).

Total cash costs of US$143.6 million were down 5% compared to the previous quarter, reflecting the lower ounces sold. However, total cash cost per ounce of US$737/oz increased 5% quarter on quarter, primarily due to higher costs at Gounkoto and Tongon, as a result of lower ore grades and recoveries as well as increased power costs at Tongon. Total cash cost per ounce improved by 1% from the corresponding prior year quarter (Q3 2011: US$747/oz), largely due to a 12% increase in group production to 204 475 ounces, as production ramped up at the Loulo-Gounkoto complex.

Profit from mining decreased by 9% from the June 2012 quarter, however it was up by 1% compared to the September 2011 quarter’s profit from mining, as explained above.

Exploration and corporate expenditure was down 39% from the previous quarter and 6% from the September 2011 quarter. This was mainly due to decreased exploration fieldwork and drilling activity during the quarter, following the rainy season, as well as a saving in general corporate expenditure during the quarter.

Profit for the quarter was US$121.3 million, down 15% on the prior quarter, but in line with the corresponding quarter in 2011. However, had the gold on hand been sold at quarter end, profit for the quarter would have increased by US$12.1 million. Depreciation increased 37% quarter on quarter and by 32% from the September 2011 quarter. The increased depreciation charge is due to increased assets brought into use at the Loulo-Gounkoto complex during the quarter following the on-going investment in the mine, particular in the underground sections, as well as depreciation related to ore tonnes mined associated with the Yalea pushback at Loulo.

Other income of US$5.7 million this quarter, as well as other income of US$3.3 million in the September 2011 quarter and other expenses of US$1.2 million in the previous quarter, mainly relate to operational foreign exchange differences as a result of settling of invoices in currencies other than US Dollar, as well as the translation of balances denominated in currencies such as Rand, Canadian Dollars and Euro to the closing US Dollar rate, and reflect the sharp movements in these currencies during the quarter.

Income tax for the quarter was up 28% on the prior quarter and down by 9% compared to the corresponding quarter of 2011. The increase from the prior quarter result from an increase in profits at Loulo and decrease in profits at Gounkoto quarter on quarter, following a corresponding increase in production at Loulo and corresponding drop at Gounkoto. Gounkoto currently benefits from a corporate tax holiday until June 2013. The decrease from the corresponding quarter of 2011 is due to a drop in profits at Morila. Basic earnings per share were down 13% to 112 US cents for the quarter ended 30 September 2012, compared to the June 2012 quarter (June 2012 quarter: 128 US cents) and down 4% from the corresponding quarter in 2011 (Sept 2011 quarter: 117 US cents).

Gold sales for the nine months ended 30 September 2012 increased by 15% compared to the nine months ended 30 September 2011. This was due to a 4% increase in the average gold price received to US$1 644/oz for the nine months ended 30 September 2012, as well as a 8% increase in attributable ounces sold.

Profit from mining for the nine months ended 30 September 2012 was up 18% compared to the prior year’s corresponding period, following the increase in gold sales and production across the group.

Profit for the nine months ended 30 September 2012 of US$367.2 million reflects an increase of 24% (nine months ended 30 September 2011: US$297.2 million). Basic earnings per share were up 18% to 338 US cents for the nine months ended 30 September 2012 (nine months ended 30 September 2011: 287 US cents).

OPERATIONS

LOULO-GOUNKOTO COMPLEX

During the quarter the combined Loulo-Gounkoto complex produced 130 109 ounces of gold (Loulo 68 083; Gounkoto 62 026), a 2% drop on the previous quarter’s record but in line with plan. The sustained high production reflects another strong operating performance from the mine with a further 5% increase in tonnes processed, averaging 383kt per month over the quarter. The increased throughput offset the lower head grade milled which dropped by 5% to 3.9g/t as a result of medium grade ore being fed from the Gounkoto stockpiles, to make up for the lower tonnes mined, and recoveries were slightly down at 90.2% (Q2 2012: 91.5%). Total ore mined reduced slightly to 1 036kt from 1 110kt in the second quarter.

Total cash cost per ounce increased by 7% to US$735/oz, reflecting the lower grade ore milled and slightly lower recoveries. Gold sold reduced by 15%, largely attributable to the timing of gold shipments at quarter end resulting from the annual stock take at the refinery which prevented shipments over this period. Consequently profit from mining activities dropped to US$107.5 million from US$130.1 million in the previous quarter. Gold on hand at the quarter end amounted to US$22.7 million.

In line with the KPIs set out by the mine at the start of the year, the Loulo mine has been recommended for OHSAS 18001 safety certification and maintained its ISO14001 environmental certification.

LOULO-GOUNKOTO COMPLEX RESULTS

	Quarter ended 30 Sep 2012	Quarter ended 30 Jun 2012	Quarter ended 30 Sep 2011	9 months ended 30 Sep 2012	9 months ended 30 Sep 2011
Mining
Tonnes mined (000)	11 124	12 976	9 612	38 411	26 133
Ore tonnes mined (000)	1 036	1 110	1 284	3 072	2 862

Milling
Tonnes processed (000)	1 149	1 090	864	3 225	2 706
Head grade milled (g/t)	3.9	4.1	3.5	3.8	3.0
Recovery (%)	90.2	91.5	89.0	91.4	87.7
Ounces produced	130 109	132 481	87 070	359 040	228 858
Ounces sold	121 332	142 846	88 481	352 660	232 873
Average price received (US$/oz)	1 621	1 596	1 698	1 635	1 539
Cash operating costs* (US$/oz)	639	589	721	630	777
Total cash costs* (US$/oz)	735	685	818	726	866
Gold on hand at period end* (US$000)	22 719	—	3 178	22 719	1 962

Profit from mining activity* (US$000)	107 549	130 139	77 859	320 672	156 742

Gold sales* (US$000)	196 735	227 919	150 242	576 713	358 390

*	Refer to explanation of non-GAAP measures provided.

LOULO

On a standalone basis, Loulo produced 68 083 ounces of gold (Q2 2012: 38 227 ounces) at total cash cost per ounce of US$716/oz (Q2 2012: US$776/oz). The substantial 78% jump in production resulted in an 8% drop in total cash cost per ounce, following an 84% increase in the tonnes processed at 4.3g/t, almost the same grade as the previous quarter (Q2 2012: 4.4g/t). Tonnes mined and processed were mostly from the two underground mines where, once again, another steady increase in stoping and development was achieved during the quarter.

Three Lost Time Injuries (LTIs) were recorded during the quarter which represents a LTIFR of 2.08 compared to zero in the previous quarter. Actions steps have been taken to reinforce safety awareness around the operation, in particular defensive driving and safety training.

LOULO STANDALONE RESULTS

	Quarter ended 30 Sep 2012	Quarter ended 30 Jun 2012	Quarter ended 30 Sep 2011	9 months ended 30 Sep 2012	9 months ended 30 Sep 2011
Mining
Tonnes mined (000)	3 530	5 899	3 468	16 647	13 196
Ore tonnes mined (000)	586	306	844	1 152	2 022

Milling
Tonnes processed (000)	546	296	602	1 129	2 364
Head grade milled (g/t)	4.3	4.4	2.9	3.9	2.7
Recovery (%)	90.2	91.5	88.6	93.2	87.5
Ounces produced	68 083	38 227	51 080	131 110	178 807
Ounces sold	63 319	42 166	52 491	124 891	182 822
Average price received (US$/oz)	1 601	1 592	1 715	1 633	1 514
Cash operating costs* (US$/oz)	624	681	848	674	863
Total cash costs* (US$/oz)	716	776	943	767	949
Gold on hand at period end* (US$000)	9 850	—	3 178	9 850	3 178

Profit from mining activity* (US$000)	56 019	34 401	40 533	108 153	103 298

Gold sales* (US$000)	101 382	67 139	90 019	203 953	276 883

Randgold owns 80% of Loulo with the State of Mali owning 20%. The State’s share is not a free carried interest. Randgold has funded the whole investment in Loulo by way of shareholder loans and therefore controls 100% of the cash flows from Loulo until the shareholder loans are repaid.

Randgold consolidates 100% of Loulo and shows the non-controlling interest separately.

*	Refer to explanation of non-GAAP measures provided.

Change in accounting policy - Production phase stripping costs

As previously disclosed, the group changed its accounting policy on stripping costs in the production-phase of opencast mining effective 1 January 2012. As such, all eligible production-phase deferred stripping (the process of removing waste from a surface mine in order to gain access to mineral deposits) costs associated with a stripping campaign are capitalised and depreciated over the life of the relevant section of the orebody on a tonnes milled basis. This is in line with the recently issued IFRIC 20 which endeavours to standardise reporting across the mining industry. IFRIC 20 requires that, to the extent that the benefit from the stripping activity is realised in the form of inventory produced, the directly attributable costs of that activity should be treated as ore stockpile inventory.

To the extent that the benefit is the improved access to ore, the directly attributable costs should be treated as a non-current ‘stripping activity asset’. All stripping costs incurred since 1 January 2010 are capitalised to the related asset in the relevant year.

IFRIC 20 includes transitional provisions which permit the group to capitalise eligible costs incurred from the start of the earliest period presented, which will be 1 January 2010 within US 20-F filings for 2012. Total eligible production-phase stripping costs of US$12.1 million were incurred in Q4 2011, relating to the Yalea South pushback, and have now been capitalised.

The capitalised stripping costs will be depreciated on a unit of production basis, over the expected useful life of the Yalea orebody and depreciation began in July 2012, in line with the mine plan. No other production-phase stripping costs were incurred between 1 January 2010 and 30 September 2011 and the effect of costs prior to this date is immaterial.

Loulo (and therefore the Loulo-Gounkoto complex as well) was the only mine affected by the restatement which affects applies only to comparative figures and includes Q4 2011. We note that IFRIC 20 is yet to be endorsed by the EU but has been applied as its endorsement is expected during 2012. In line with IFRIC 20, the company’s 2012 results now include a restatement of the 2011 year.

LOULO IMPACT OF IFRIC 20

US$000	12 months ended 31 Dec 2011
Decrease in mine production costs	12 100
Increase in income tax expenses	3 630
Increase in net profit	8 470
Increase in operating retained earnings	6 776
Increase in non-controlling interests	1 694
Increase in property, plant and equipment	12 100
Increase in deferred tax	3 630
Increase in basic earnings per share (cents per share)	7
Increase in fully diluted earnings per share (cents per share)	7

Yalea underground mine

The table below shows the Yalea underground progress on key indicators:

YALEA UNDERGROUND	Quarter ended 30 Sep 2012	Quarter ended 30 Jun 2012	Quarter ended 31 Mar 2012	9 months ended 30 Sep 2012	9 months ended 30 Sep 2011
Ore tonnes mined	320 983	163 430	127 620	612 033	288 543

Waste tonnes mined	195 026	192 205	154 822	542 053	431 613

Total tonnes mined	516 009	355 635	282 442	1 154 086	720 156

Development metres	3 093	2 845	2 206	8 144	6 813

During this quarter, a total of 3 093 metres of development was completed and 320 983 tonnes of ore at 3.73g/t was hauled to surface. The project has completed 32 020 metres of development to date. Ore production for the quarter increased significantly from last quarter’s 163 430 tonnes to 320 983 tonnes, an improvement of 96% and a quarterly record. The mine has now consistently beaten the 100kt per month mark for the last four months.

The major improvement in production was due to the development rate for the last five months having exceeded 1 000 metres per month, which in turn has made it possible to mine and produce from multiple stopes. Optimal ore and waste handling system from 88L/113L and using the conveyor to hoist all materials to surface has also aided the mine’s production rate.

During this quarter Yalea underground development has also shown another improvement, with 3 093 metres having been completed, a 9% increase on the prior quarter.

The major improvement in development was due to the introduction of independent blasting conditions between the two sections of Yalea, increased headings availability and the high tramming turnover due to the commissioning of the 88L ore and waste passes. Development has been focused on opening up stoping ground on 128L, 108L, 168L as well as the 208L.

As the total metres advanced has increased, so the cost per metre has reduced by 24% from US$8 287 in Q3 last year to US$6 250 in Q3 this year.

Gara underground mine development

The table below shows the Gara underground progress on key indicators:

GARA UNDERGROUND	Quarter ended 30 Sep 2012	Quarter ended 30 Jun 2012	Quarter ended 31 Mar 2012	9 months ended 30 Sep 2012	9 months ended 30 Sep 2011
Ore tonnes mined	102 785	119 067	132 340	354 192	76 011

Waste tonnes mined	183 841	142 983	127 316	454 140	369 686

Total tonnes mined	286 626	262 050	259 656	808 332	445 697

Development metres	2 454	2 008	1 961	6 423	4 693

During this quarter a total of 2 454 metres of development and 102 785 tonnes at 5.31g/t was hauled to surface.

Gara declines have advanced to 2 241 metres from surface at a vertical depth of 314 metres. Gara produced 102 785 tonnes this quarter against 119 067 tonnes in Q2, a 14% decrease as a number of stope designs had to be reviewed due to flatter than anticipated dips. Development of 2 454 metres showed another improvement of 22% quarter on quarter. The consistent increase in metres advanced has resulted in an 18% decrease in cost per metre from US$8 601 in Q3 last year to US$7 014 in Q3 this year.

Work has continued on building the infrastructure to sustain the required production profile including on the conveyor belt system with the equipping of CV1 and CV2 now complete. The second primary fan was successfully commissioned during the quarter which will further assist the development.

GOUNKOTO

On a standalone basis, Gounkoto produced 62 026 ounces of gold (Q2 2012: 94 254 ounces) at a total cash cost per ounce of US$755/oz (Q2 2012: US$646/oz). The 34% reduction in ounces produced reflects a planned decrease in the tonnes milled. Mining at Gounkoto for the quarter focussed on waste stripping (the strip ratio increased from 7.8 to 15.1) and as a result fewer ore tonnes were mined. Ore feed to the plant was supplemented by 372 835 tonnes of medium grade stockpile ore causing a decrease in ore grade processed. This, along with slightly lower recoveries, resulted in a 17% increase in the cash cost per ounce to US$755/oz (Q2 2012: US$646/oz). Construction on the mine is now completed with only sustaining capital planned for the future.

One LTI was recorded during the quarter. The mine continues to make steady progress towards its objective of achieving the Stage 1 ISO 14001 environmental certification by the end of the year.

The mine was officially opened on 6 August 2012. A maiden dividend was paid to shareholders in July 2012 and the second dividend was approved at the November board meeting (US$69.0 million).

GOUNKOTO STANDALONE RESULTS

	Quarter ended 30 Sep 2012	Quarter ended 30 Jun 2012	Quarter ended 30 Sep 2011	9 months ended 30 Sep 2012	9 months ended 30 Sep 2011
Mining
Tonnes mined (000)	7 254	7 077	6 144	21 764	12 937
Ore tonnes mined (000)	450	804	440	1 920	840

Milling
Tonnes processed (000)	603	794	262	2 096	342
Head grade milled (g/t)	3.5	4.0	4.8	3.7	5.1
Recovery (%)	90.3	91.5	89.5	90.4	88.8
Ounces produced	62 026	94 254	35 990	227 930	50 051
Ounces sold	58 013	100 680	35 990	227 769	50 051
Average price received (US$/oz)	1 644	1 597	1 673	1 637	1 628
Cash operating costs* (US$/oz)	657	550	536	605	463
Total cash costs* (US$/oz)	755	646	636	704	561
Gold on hand at period end* (US$000)	12 869	—	—	12 869	—

Profit from mining activity* (US$000)	51 530	95 738	37 326	212 519	53 444

Gold sales* (US$000)	95 353	160 780	60 223	372 760	81 507

Randgold has created a new company, Gounkoto, to hold the Gounkoto mining permit and mining assets. Randgold owns 80% of Gounkoto with the State of Mali owning 20%. Randgold consolidates 100% of Gounkoto and shows the non-controlling interest separately.

*	Refer to explanation of non-GAAP measures provided.

Gounkoto underground project

A preliminary geotechnical investigation has identified no fatal flaws with the ground conditions of the high grade jog zone beneath the northern portion of the current Gounkoto pit. Preliminary resource estimation confirms the potential for plus 1Moz mineral resource at above 5g/t. Additional drilling to convert the entire resource to indicated classification is expected to be completed in the fourth quarter.

The area is more geotechnically complex with a number of well-defined brittle faults which will likely result in multiple mining methods being employed to extract the ore. Away from the faults however the geotechnical investigation has identified that the bulk of the ore will be exploited by open stope mining methods. The prefeasibility study, planned for completion in early 2013 will now focus on a preliminary mine design and schedule, together with trade off of optimal backfill methods. Assuming the completion of a successful prefeasibility study, we anticipate completing the full feasibility study by the end of 2013 and starting the decline in 2014. The underground ore will then complement the ore delivery from the Gounkoto open pit where production is expected to decline from 2016 due to the deepening pit.

MORILA

During the quarter, Morila produced 44 960 ounces of gold, down 17% on the previous quarter (Q2 2012: 54 052 ounces) but ahead of plan. The decrease in production followed the drop in the ore grade processed to 1.4g/t from 1.7g/t in the previous quarter and a small reduction in tonnes milled in the current quarter. The drop in tonnes processed resulted from the SAG mill gearbox repair while the lower grade ore was as per the plan. Profit from mining of US$39.2 million was up on the previous quarter’s US$38.5 million, as a result of the higher average gold price received and lower cash cost per ounce.

Notwithstanding the lower production, the total cash cost per ounce of US$781/oz was 12% down on the previous quarter’s US$885/oz as a result of the processing of mostly marginal ore, which carried no cost of mining (this was not the case in the previous quarter) and hence the stockpile adjustment was greatly reduced.

No LTIs were recorded during this quarter as in the previous quarter, another excellent performance.

The mine continued with the advancement of the pit 4S pushback project with a view to obtaining government support and a board decision on the project by the end of the year. Further advancements were made in the agribusiness initiative including the recruitment of a professional farm manager. An expansion programme on the existing pilot projects to maximise the use of mine infrastructure and to optimise production was also put in place.

MORILA RESULTS

	Quarter ended 30 Sep 2012	Quarter ended 30 Jun 2012	Quarter ended 30 Sep 2011	9 months ended 30 Sep 2012	9 months ended 30 Sep 2011
Mining
Tonnes mined (000)	—	—	—	—	16
Ore tonnes mined (000)	—	—	—	—	16

Milling
Tonnes processed (000)	1 080	1 102	1 130	3 338	3 415
Head grade milled (g/t)	1.4	1.7	1.8	1.6	1.8
Recovery (%)	91.1	92.1	91.8	91.6	90.6
Ounces produced	44 960	54 052	60 955	153 643	178 900
Ounces sold	44 960	54 052	60 955	153 643	178 900
Average price received (US$/oz)	1 653	1 596	1 701	1 648	1 540
Cash operating costs* (US$/oz)	682	789	692	678	700
Total cash costs* (US$/oz)	781	885	795	777	793

Profit from mining activity* (US$000)	39 193	38 463	55 260	133 745	133 785

Stockpile adjustment** (US$/oz)	83	336	263	171	280

Attributable (40% proportionately consolidated)

Gold sales* (US$000)	29 723	34 509	41 484	101 277	110 237

Ounces produced	17 984	21 621	24 382	61 457	71 560

Ounces sold	17 984	21 621	24 382	61 457	71 560

Profit from mining activity* (US$000)	15 677	15 385	22 104	53 498	53 514

*	Refer to explanation of non-GAAP measures provided.
**	The stockpile adjustment per ounce reflects the charge expensed in respect of stockpile movements during the period divided by the number of ounces sold. Total cash cost per ounce includes non-cash stockpile adjustments.

TONGON

During Q3, Tongon produced 56 381 ounces of gold in line with the prior quarter’s 56 432 ounces. Gold production for the quarter was positively impacted by an increase in mill availability and throughput but was offset by a slight decrease in gold recovery and grade compared to the previous quarter. Tongon successfully mined through the transition zone of the orebody in the southern area of the South Zone (SZ) pit during the rainy season and has demonstrated a steady increase in milled tonnes from 756kt in Q1, 853kt in Q2 and 966kt in Q3 of 2012, with the plant throughput rate now consistently above 500tph. The percentage of transition ore fed to the plant decreased as mining progressed from transition, deeper into hard sulphide ore. Blasted ore fragmentation improved in the latter half of the quarter, also contributing to the improved throughput.

Mill availability improved from 79.4% in Q2 to 85.7% in Q3 but is still not at the planned 92% availability. The main contributor to operational downtime continued to be the number and frequency of grid power interruptions and exceptionally high wear mechanical failures of pipes and pumps, due to the abrasive ore. The total number of plant stoppages associated with grid power supply failures continued to be excessive, similar to those which occurred in Q2 and still unacceptably high in terms of what is required to enable the grid power to be utilised 98% of the time. The planned installation of an additional capacitor bank, to stabilise the incoming grid power, and the installation of five new 1MW generator sets to remediate this issue is still scheduled for the end of Q4 as per plan. Higher level piping specifications and the use of ceramic wear liners are being trialled to minimise the effect that the highly abrasive sulphide ore has on the life of piping and pumps.

Gold recovery decreased in Q3 to 78.6% compared to 81.9% achieved in Q2. The reduced recovery was due to the abnormal number of process upsets associated with frequent grid power interruptions as well as the slightly lower head grade in Q3. At the end of Q3 an additional 10tpd oxygen plant was successfully installed and commissioned to augment the existing 20tpd oxygen plant. The additional oxygen supply is expected to ensure adequate oxygen is supplied to the CIL Aachen reactors and lances and contribute towards an improved gold recovery. Significant progress was made in the flotation area where the flotation cells underflow pipes, which were wearing frequently causing significant downtime, were replaced with ceramic lined launders to enable continuous operation. Local operator on-the-job training, knowledge transfer and short term interval controls remain critical to achieving the targeted production KPIs and this is the current focus of management assisted by a team of Randgold corporate experts.

Mining continued in the SZ pit in Q3. A total of 5 280kt was mined which was a 12.8% improvement on the previous quarters’ of 4 680kt. Notwithstanding the rainy season, mining performance improved during the quarter as mining activities progressed from transition material into hard sulphide rock. Ore fragmentation also improved significantly increasing excavator productivity, reducing the number of crusher bin blockages and increasing the downstream crusher throughput rate.

Gold sold for the quarter was 55 653 ounces, 8.4% higher than the 51 358 ounces sold in Q2, resulting in an increased profit from mining activity quarter on quarter. However, total cash cost per ounce increased to US$720/oz from US$676/oz for the previous quarter, reflecting the lower average grade of the ore mined and lower recoveries. Costs were also adversely impacted by operating generator sets to supplement the shortfall in national grid power supply. The new capacitor bank being installed in Q4 is expected to help eliminate the adverse effect of grid power supply spikes but until more consistent power availability is achieved, costs will remain under pressure.

No LTIs nor major environmental incidents occurred during Q3. The mine recorded 629 days without incurring any LTIs, equivalent to 8 516 904 LTI free hours. The mine also achieved its ISO 14001 environmental accreditation and continues with an extensive safety aspect identification and risk-based assessment towards the mine’s goal of achieving its OHSAS 18001 safety accreditation by the end of the year.

	Quarter ended 30 Sep 2012	Quarter ended 30 Jun 2012	Quarter ended 30 Sep 2011	9 months ended 30 Sept 2012	9 months ended 30 Sep 2011
Mining
Tonnes mined (000)	5 280	4 680	2 933	14 026	12 676
Ore tonnes mined (000)	1 209	1 073	607	3 126	2 480

Milling
Tonnes processed (000)	966	853	755	2 575	2 358
Head grade milled (g/t)	2.3	2.5	3.2	2.4	2.9
Recovery (%)	78.6	81.9	90.9	80.3	92.3
Ounces produced	56 381	56 432	70 910	159 955	206 058
Ounces sold	55 653	51 358	68 154	155 898	226 057
Average price received (US$/oz)	1 678	1 615	1 730	1 661	1 545
Cash operating costs* (US$/oz)	675	628	585	662	465
Total cash costs* (US$/oz)	725	676	637	712	511
Gold on hand at period end* (US$000)	10 306	7 965	5 570	10 306	5 570

Profit from mining activity* (US$000)	53 036	48 212	117 884	147 988	349 148

Gold sales* (US$000)	93 411	82 931	74 500	259 017	233 532

Randgold owns 89% of Tongon with the State of Côte d’Ivoire and outside shareholders owning 10% and 1% respectively. The outside shareholders’ and State’s shares are not free carried interests. Randgold has funded the whole investment in Tongon by way of shareholder loans and therefore controls 100% of the cash flows from Tongon until the shareholder loans are repaid. Randgold consolidates 100% of Tongon and shows the non-controlling interest separately.

*	Refer to explanation of non-GAAP measures provided.

PROJECTS AND EVALUATION

KIBALI MINE DEVELOPMENT PROJECT

The Kibali project progressed on schedule during the quarter with the ‘first gold’ still targeted for the end of Q4 2013. All material contracts have now been awarded inclusive of the vertical shaft sinking contract. As such, the required accommodation in the construction camp has dramatically increased as more contractors arrived on site and in order to accommodate the required imported skills from other areas in the DRC. The construction camp is currently undergoing expansion from 700 to 1 500 beds to satisfy this additional demand.

Bulk earth and civil works

During the quarter, the team focused on finishing bulk earthworks for the metallurgical facility and other areas on the critical path. The metallurgical footprint has now been handed over to the civil contractor and mass concrete works on the project have commenced. Work included the following highlights:

•	The boxcut was redesigned to accommodate the additional clay material encountered and is now expected to be handed over to the decline contractor in November.

•	Bulk earthworks erection for the vertical shaft platform started.

•	Bulk concrete works for the mill commenced and is on schedule to accommodate the mills in early 2013.

•	Concrete foundations for the first four CIL tanks were completed and erection of steel work for the CIL facility has started.

•	Both mills were brought from the manufacturing facility in Europe, offloaded at the Mombasa port in Kenya and are now on the 1 800 kilometre journey to site.

•	Aggregate production was accelerated to accommodate the higher off-take requirement of concrete in the various construction projects.

Mining

The open pit mining contractor is fully established and has accelerated activity to maintain the schedule. The sinking contractor for the vertical shaft is currently establishing onsite. The engineering and design contractor for the vertical shaft has been appointed and some 25% of design has been completed. The owners team structures are functional and all systems have been established to manage the various long term mining contracts.

Relocation Action Plan (RAP)

The RAP continued at pace and more than 1 000 families have now been resettled. Following the repair of the storm damaged houses in the previous quarter, some alterations to existing houses are to be undertaken in Q4 in the Chauffer village to upgrade the houses in that village to the specification of the houses that have been rebuilt elsewhere. On average, 45 houses are being completed per week and the next three villages are planned to be relocated by year end.

Capital expenditure

Project expenditure ramped up during the quarter as forecast but was below the budgeted amount. Total expenditure for the quarter under review was US$143.3 million, bringing capital expenditure for the year to US$305.6 million (100% of the project). The project is still estimating capital expenditure for 2012 and 2013 in line with our previous forecast although the cash flow split is now likely to be skewed towards the 2013 year.

Safety

During the quarter, 11 LTIs were recorded at the project. The Lost Time Injury Frequency Rate (LTIFR) was 3.72 compared to 2.28 in the previous quarter. Management has intensified its focus on safety and increased awareness across the project and is committed to reducing the LTIFR in line with its stated objectives, notwithstanding the challenging construction environment and number of contractor employees with no previous industrial safety exposure.

MASSAWA

Building on from the work programme highlighted in the previous quarter, a close spaced reverse circulation drill programme has started at Massawa in order to improve our understanding of the late high grade mineralisation in the Central Zone. This is expected to aid us in improving our knowledge of the frequency, continuity and tenor of the high grade mineralisation, which is designed to lead to an improved estimate of this portion of the orebody. Drilling is expected to be completed in Q4 and analysis of the data is planned for early 2013.

Exploration continues to look for incremental ounces for the project, with an updated target generation programme identifying 30 new targets being prioritised for follow up work. The current metallurgical testwork has also been completed and generated a detailed scope of work, including pilot plant testwork to improve our confidence in the recoveries and to determine optimal operational parameters and processing costs, planned for 2013. We have engaged with the new Senegalese government at a high level to keep them updated on the project and highlight the need for a more efficient power solution as part of our greater West African power initiative.

EXPLORATION ACTIVITIES

The third quarter is traditionally the quietest period of the year for fieldwork, with activity tailing off as access to projects becomes more difficult with the onset of the annual wet season across West Africa. This period’s focus has been on reporting and updating interpretations from data collected during the field season and preparing budgets and future work programmes. Work around the operations, however, is less affected by the weather as infrastructure is more developed.

This year drilling at the Yalea, Tongon SZ and Kibali deposits continued throughout the quarter:

MALI

Gounkoto

During the quarter a detailed geological and structural review of the high grade Jog Zone below the base of the open pit was completed to progress the underground prefeasibility study. The Gounkoto Jog Zone is located in a ‘left-hand’ step in the strike of the host shear zone which is also mimicked in the Wrench Zone at Gounkoto, Yalea Deposit, as well as the higher grade portions of the Baboto South and Loulo 3 deposits. The occurrence of all five in left-stepping segments of the host shear zone confirms the high prospectivity of this type of structural trap and the identification of these are an important exploration tool going forward.

Two mineralised zones within the Jog Zone at Gounkoto remain open for short strike length steeply plunging shoots below and to the south of the current drilling. Further potential also remains down-dip of the mineralised shoots delineated in the Wrench Zone. One deep hole at the base of the current drilling contains a 122 gram per metre intersection which may be either the upper part of another major mineralised zone below the -400mRL, or an outlying intensely mineralised intersection.

A new phase of drilling has commenced at Gounkoto to infill gaps within the resource model in the Jog Zone as well as test opportunities to extend the high grade mineralisation.

Loulo

At Loulo, further drilling was completed at Loulo 3 and Yalea. Detailed interpretations and models for Baboto were finalised and reconnaissance diamond holes were drilled at a new target, Yalea Ridge South.

Results from deeper drilling, below the base of the pit at Loulo 3, confirmed the geological model with all holes intersecting the targeted structure, but also confirmed the highly variable nature of the mineralisation (nugget effect) at the Loulo 3 deposit with most holes returning narrow and weakly mineralised intersections.

Only two holes of the programme returned high grade intersections at the southern part of the Yalea structure: L3DH109 - 25.1 metres at 5.73g/t from 272.20; and L3DH111 - 14.13 metres at 3.48g/t from 336 metres. However these holes represent only a small portion of the strike extent at Loulo 3 and more work is required before further drilling is motivated to better understand the controls on high grade mineralisation.

At Yalea, the major high-grade mineralised shoot (‘purple patch’) which forms the core of the deposit is located along the intersection of the north striking Yalea Shear Zone and north northeast striking Yalea Structure. Bends in the dip and strike of each bound the northern, upper, and lower limits of the ‘purple patch’.

The southern end of the Yalea deposit remains open at depths below the -500mRL. Additional gently to steeply south-plunging mineralised shoots may be present along intersections of the Yalea Structure, Yalea Shear Zone, and smaller shears in the footwall of the deposit. A drill hole is currently being planned to test this target area.

Five diamond drill holes were completed to further evaluate the Yalea deposit: three concentrated on the ‘purple patch’ while two were drilled below the current resource model to test for possible repetitions of the ‘purple patch’.

•

YDH262 was drilled 60 metres to the south of the current boundary of the ‘purple patch’ and returned 16.65 metres at 11.11g/t from 709.95 metres, confirming a continuation of the high grade mineralisation.

•	YDH264 was drilled inside the boundary of the ‘purple patch’, but in an area that had been poorly drilled during the exploration phase. This hole returned 14.7 metres at 18.02g/t from 712.3 metres.

•

YDH261 was drilled on the lower boundary contact of the ‘purple patch’. Gold assay results are pending but observations expect only a weak intersection to be returned. However, it was also noted that a fault passes through the location of the orezone suggesting a displacement of high grade mineralisation.

•

Two holes were drilled towards the north of the deposit to test a potential north plunge to mineralisation and repetition of high grade mineralisation: YDH259A returned 5.15 metres at 8.11g/t from 1 322.95 metres from a hangingwall splay off the main Yalea shear while YDH258 in the main Yalea Structure returned anomalous results from a broad alteration zone as the structure did not reactivate during the main mineralising event in this part of the orebody.

Two reconnaissance diamond holes were also drilled into the Yalea Ridge South target to test under previous high grades in RC holes and to provide a structural interpretation around which to build a more comprehensive structural model. These holes failed to confirm the high grades however they did confirm extensive silica-carbonate-albite alteration and structural complexity in terms of faulting and folding.

The target still remains a high priority as it has all the ingredients of an anomalous system along which mineralising fluids have passed and further modelling is required to locate potential traps of mineralisation along the target, which locates below a thick blanket of transported gravels from the Falémé drainage system.

Bambadji

Further mapping of the Kolgold target was carried out to add some interpretation and understanding to the high grade lithosamples (62.9g/t and 20.4g/t) which had previously been collected from there. The fieldwork identified a north-south trend with a number of parasitic ‘S’ shaped folds suggesting the target locates on the western limb of a larger antiform. Higher grades are located in the folded areas. Trenching prior to a reconnaissance phase of drilling will be completed in Q4.

Mali South

A new project manager, Mohammed Diarra, has taken over at Mali South. The camp at Nimissila, which is very remote, has been closed for much of the wet season due to access issues and the team has been working on updating the interpretations for the Nimisila JV and the whole Mali South region. Two permits are still in the process of being transferred to Randgold as part our deal in Burkina Faso with Volta Resources.

SENEGAL

An updated interpretation and prospectivity analysis of the Mako belt has provided the team with new initiatives and a host of new targets to focus on during this coming field season. Of particular importance is the recognition of a second terrain boundary to the west of the Main Transcurrent Shear Zone (MTZ) which hosts the Sofia mineralisation as well as the Sabodala mine. Meanwhile, on the ground, a set of weakly anomalous and patchy intersections were returned from a RAB programme at East Mandinka.

The South Kawsara target, however, returned some encouraging results with some significant intersections associated with a coherent gold in soil anomaly which was recently RAB tested. Intersections include: KCSRAB032 - 39 metres at 0.36g/t; and KCSRAB034 - 15 metres at 1.82g/t including 9 metres at 2.84g/t (from 6 metres) and 6 metres at 3.89g/t which have delineated a 1 kilometre strike length and a plus 15 metre wide altered and mineralised zone with potential along strike to be followed up in Q4.

At Massawa preparations are underway to complete a 5 metre by 5 metre orientation grade control study over a 150 metre segment of the Central Zone orebody to investigate grade variability associated with the high grade quartz stibnite phase of gold mineralisation.

CÔTE D’IVOIRE

Work completed during the quarter includes integrating latest drill data from Diaouala, completing the AC drilling on the Nielle permit as well as infill diamond drilling in the Tongon SZ orebody.

In the Diaouala permit, a 3 000 metre RC reconnaissance drilling programme was completed at the Kokoriko target, while detailed mapping and rock sampling were carried out in the southern part of the permit to identify new drill opportunities. Drill results confirm the occurrence of a mineralised envelope of roughly 6.5 metres wide averaging 1.40g/t and extending over 2.2 kilometres with possible higher grade in the eastern zone of the target.

In the Nielle permit, work has focused on validating field observations at brownfields targets and also aircore drilling at Coucal and Coucal South, close to the mine. Gold assay results are pending. Unfortunately drilling could not be completed at Katosol as planned due to access problems during the wet season and has now been rescheduled for Q4.

The SZ infill drilling is still progressing and in addition to the dilational zone intersected last quarter, this drilling has recently highlighted a high grade zone towards the northern section of the pit with TND374 - 9.20 metres at 4.49g/t (from 135.40 metres) including 5.50 metres at 6.38g/t and 5 metres at 7.97g/t (from 283.60 metres) including 2.28 metres at 14.03g/t and a wide intersection in the southeastern end of the pit (35.70 metres at 2.21g/t). The aim of this drilling has been to convert inferred ounces to the measured and indicated category.

Work completed in the Boundiali permit consisted of data integration and compilation and defining priority programmes for the upcoming field season where 30 new targets were added during the field season.

BURKINA FASO

Results from a first phase of mapping and rock sampling confirm the continuity of mineralised structures identified at Tiossera and Kounkana targets within the Kampti permit. Results returned up to 11.1g/t and 16.3g/t in rock samples. Results of a petrographic study of 23 rock specimens from Kampti permit confirmed a volcanic and intrusive suite of rocks (gabbro, diorite, granodiorite, tonalite, andesite, basalt, lapilli-tuff and felsic igneous rock), in line with field observations.

A work programme, including drilling, has been established to test the surface expression and potential of the Tiossera and Kounkana mineralised systems as well as the other identified targets within Kampti permit. The key issue at Kampti is to quickly establish if the high grade mineralisation has sufficient widths to be economic.

DEMOCRATIC REPUBLIC OF CONGO

Kibali

The principal aim currently at Kibali is to complete the inventory review of the resources acquired from Moto. To identify and mitigate the potential uncertainty in inherited datasets, a programme of relogging of all available RC chips and drill core in conjunction with data reviews are conducted for each deposit to generate a geological model. So far no issues of concern have been identified.

Two areas have been identified in the KCD deposit as having high potential for resource to reserve conversion, totalling plus 1Moz.

•

At the north-eastern end of the 5000 lode is an area which hosts mineralisation currently allocated as part of an inferred resource; the area also has mineralisation that is currently part of the stope designs for the 5000 lode reserve. Three diamond holes have been motivated to test this area. The resource department estimates indicate that the drill holes have an overall potential to convert approximately 0.53Moz of gold at greater than 4g/t.

•

A review of the drilling and mineralised intersections in the vicinity of the south-west termination of the 9000 lode stope designs has identified a significant gap in drill spacing that has potential to host high grade mineralisation. An initial three-hole programme has been designed to infill the gap. The target area is approximately 240 metres long by 260 metres wide and 30 metres thick. Successfully intersecting high grade material could motivate a second phase of the resource conversion drilling programme to target a larger zone of approximately 460 metres long by 260 metres wide and 30 metres thick, with expected average grades above 4g/t and with the potential to add more than 0.50Moz.

At Gorumbwa, drilling has begun to convert 0.39Moz at 3.36g/t of inferred ounces within a potential open pit.

At Kalimva, a second phase of diamond drilling, comprising five holes has been completed with positive results returned over a 750 metre strike: KVDD007 - 21 metres at 2.13g/t including 8 metres at 3.98g/t; KVDD009 - 9.3 metres at 1.31g/t and 14.9 metres at 2.19g/t including 3.3 metres at 4.48g/t; and KVDD010 - 20.15 metres at 3.27g/t including 1.8 metres at 16g/t.

A first reconnaissance phase of drilling has also been completed at Ikamva, 2 kilometres to the west of Kalimva. Drill hole IVDD006 returned a promising intersection of 34.8 metres at 2.42g/t associated with a fold hinge.

A new potentially high grade target named Rhino has been identified in close proximity to the mine site where 23 lithosamples have returned values ranging from 0.2g/t to 7g/t with an average grade of greater than 2g/t associated with folding in volcaniclastics and ironstone.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

US$000	Quarter ended 30 Sep 2012	Quarter ended 30 Jun 2012	Quarter ended 30 Sep 2011	9 months ended 30 Sep 2012	9 months ended 30 Sep 2011
REVENUES
Gold sales on spot	318 332	346 563	308 822	936 232	815 612
Total revenues	318 332	346 563	308 822	936 232	815 612

Other income	5 747	1 049	3 302	7 853	5 483

Total income	324 079	347 612	312 124	944 085	821 095

COST AND EXPENSES
Mine production costs	117 318	102 939	101 719	317 465	270 099

Movement in production inventory and ore stockpiles	(16 357)	5 946	(382)	(21 190)	14 481

Depreciation and amortisation	40 172	29 370	30 435	93 485	74 836

Other mining and processing costs	21 987	21 200	16 101	60 247	48 481
Mining and processing costs	163 120	159 455	147 873	450 007	407 897

Transport and refining costs	620	575	546	2 055	1 306

Royalties	16 185	18 218	14 611	47 864	37 783

Exploration and corporate expenditure	8 766	14 292	9 298	33 919	31 810

Other expenses	—	1 210	—	5 437	5 034

Total costs	188 691	193 750	172 328	539 282	483 830

Finance income	538	375	(587)	1 262	620

Finance costs	(61)	(1 042)	(359)	(706)	(2 026)

Finance income/(costs) – net	477	(667)	(946)	556	(1 406)

Profit before income tax	135 865	153 195	138 850	405 359	335 859

Income tax expense	(14 516)	(11 320)	(15 985)	(38 127)	(38 630)

Profit for the period	121 349	141 875	122 865	367 232	297 229

Other comprehensive income

Gain/(loss) on available-for-sale financial assets	223	(2 657)	(3 332)	(1 837)	(8 372)

Other comprehensive income	223	(2 657)	(3 332)	(1 837)	(8 372)

Total comprehensive income	121 572	139 218	119 533	365 395	288 857

Profit attributable to:
Owners of the parent	103 341	117 463	106 779	310 244	261 583
Non-controlling interests	18 008	24 412	16 086	56 988	35 646

	121 349	141 875	122 865	367 232	297 229

Total comprehensive income attributable to:
Owners of the parent	103 564	114 806	103 447	308 407	253 211
Non-controlling interests	18 008	24 412	16 086	56 988	35 646

	121 572	139 218	119 533	365 395	288 857

Basic earnings per share (US$)	1.12	1.28	1.17	3.38	2.87

Diluted earnings per share (US$)	1.11	1.26	1.15	3.34	2.82

Average shares in issue (000)	91 949	91 860	91 444	91 864	91 222

These results are presented as the third quarter report. They have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union on a basis that is consistent with the accounting policies applied by the group in its audited consolidated financial statements for the year ended 31 December 2011, except for the change in accounting policy on production-phase stripping cost, and which will form the basis of the 2012 Annual Report. This announcement has been prepared in compliance with IAS 34 - Interim Financial Reporting.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

US$000	At 30 Sep 2012	At 31 Dec 2011 (Restated)+		At 30 Sep 2011
Assets
Non-current assets
Property, plant and equipment	1 566 583	1 291 291	+	1 174 405

Cost	1 897 616	1 528 839	+	1 404 729
Accumulated depreciation and amortisations	(331 033)	(237 548)		(230 324)

Deferred tax	—	—		379
Long term ore stockpiles	—	—		4 298
Trade and other receivables	4 262	2 436		2 828
Mineral properties	406 000	406 000		406 000

Total non-current assets	1 976 845	1 699 727	+	1 587 910

Current assets
Inventories and ore stockpiles	273 600	218 950		207 390
Trade and other receivables	254 716	130 988		124 293
Cash and cash equivalents	443 511	487 644		432 837
Available-for-sale financial assets	6 027	7 498		8 376

Total current assets	977 854	845 080		772 896

Total assets	2 954 699	2 544 807	+	2 360 806

Equity attributable to owners of the parent	2 496 952	2 191 266	+	2 059 782
Non-controlling interests	155 921	111 950	+	89 551

Total equity	2 652 873	2 303 216	+	2 149 333

Non-current liabilities
Loans from minority shareholders	3 093	2 614		2 792
Deferred tax	33 500	21 370	+	12 874
Provision for rehabilitation	40 888	39 809		29 795

Total non-current liabilities	77 481	63 793	+	45 461

Current liabilities
Trade and other payables	209 428	158 903		145 750
Current tax payable	14 917	18 895		20 262

Total current liabilities	224 345	177 798		166 012

Total equity and liabilities	2 954 699	2 544 807	+	2 360 806

+	The group changed its accounting policy on production-phase stripping costs with effect from 1 January 2012. As a result, the 2011 results have been restated (refer to ‘Change in accounting policy - Production phase stripping costs’ for further details).

Property, plant and equipment at cost increased by US$368.8 million for the nine months ended 30 September 2012. This is attributed to continued capital expenditure across the group’s projects and operations. Capital expenditure of US$172.7 million at Loulo related primarily to decline developments at the Gara and Yalea underground mines, as well as stripping costs on the Yalea South pushback being deferred (refer to page 3 for further details). US$15.9 million was incurred on capital expenditure at Gounkoto, principally in respect of roads, infrastructure, water and crushing facilities. Capital expenditure at Kibali amounted to US$150.8 million (attributable) and related primarily to work performed on the metallurgical plant (including earthworks), open pit mining, RAP construction and freight costs. Capital expenditure of US$25.8 million was spent at the Tongon mine, primarily on metallurgical plant and power plant engineering. The group’s capital commitments at 30 September 2012 amounted to US$129.5 million, mainly related to Kibali (US$114.2 million).

The US$54.7 million rise in inventories and current ore stockpiles is primarily as a result of an increase in gold inventory at Loulo, Gounkoto and Tongon, due to the timing of gold shipments at quarter end resulting from the annual stock take at the refinery which prevented shipments over this period. The increase is also attributable to an increase in stores at Tongon and Kibali, due to increased demand.

The increase in current trade and other receivables of US$123.7 million during the nine months ended 30 September 2012 is substantially due to an increase in recoverable VAT balances at Loulo, Morila and Kibali of US$25.1 million over the period. Trade and other receivables at Kibali increased by US$25.8 million following a ramp-up in construction. The rise is further attributed to the increase in other receivables related to the Gounkoto dividend amounting to US$19.5 million as explained previously in the Q2 report. Trade and other receivables still include amounts relating to disputed tax claims with the State of Mali at Loulo and Morila. The group had received claims for various taxes from the State of Mali totalling US$84.6 million, in respect of the Loulo and Morila mines. Having taken professional advice, the group considers the claims to be wholly without merit or foundation and is strongly defending its position, including following the appropriate legal process for such disputes within Mali. Both companies have legally binding mining conventions which guarantee fiscal stability, govern the taxes applicable to the companies and allow for international arbitration in the event a dispute cannot be resolved in the country. Management continues to engage with the Malian authorities at the highest level to resolve this issue.

The decrease in cash of US$44.1 million since 31 December 2011 largely reflects the dividend of US$36.7 million which was paid to the company’s shareholders in May 2012, as well as the State of Mali’s portion of the Gounkoto dividend (US$13.0 million) which was paid in July 2012. The strong cashflows from operations have been invested in the group’s considerable programme of capital projects.

The increase in deferred taxation of US$12.1 million relates mainly to the stripping costs that have been deferred at Loulo following the change in accounting policy on 1 January 2012 (refer to ‘Change in accounting policy - Production phase stripping costs’ for further details).

The increase in trade and other payables of US$50.5 million for the nine months ended 30 September 2012, mainly reflect the effect of additional contractors and accruals at the Loulo-Gounkoto complex, as well as at Kibali, in line with increased production and mining activity, as well as the liability that was recognised in relation to the dividend payable to the Malian State (US$19.5 million), as explained previously in the Q2 report.

The decrease in current tax payable of US$4.0 million or 21% is the result of the change in the corporate tax rate in Mali in March 2012. The corporation tax rate in Mali has recently been changed from 35% to 30%. This affected both the Morila and Loulo mines. Gounkoto is currently in a tax holiday, following the signing of the mining convention in March 2012.

CONSOLIDATED CASH FLOW STATEMENT

US$000	9 months ended 30 Sep 2012	9 months ended 30 Sep 2011
Profit after tax	367 232	297 229
Income tax expense	38 127	38 630

Profit before income tax	405 359	335 859
Adjustment for non-cash items	114 755	90 398
Effects of change in operating working capital items	(139 667)	7 149
Receivables	(133 095)	(18 679)
Inventories and ore stockpiles	(54 650)	(7 042)
Trade and other payable	48 078	32 870
Income tax paid	(19 872)	(18 914)

Net cash generated from operating activities	360 575	414 492

Additions to property, plant and equipment	(368 776)	(345 482)

Net cash used by investing activities	(368 776)	(345 482)

Proceeds from issue of ordinary shares	13 822	15 633

Dividends paid to company’s shareholders	(36 737)	(18 221)

Dividends paid to non-controlling interests	(13 017)	—

Net cash used by financing activities	(35 932)	(2 588)

Net increase in cash and cash equivalents	(44 133)	66 422
Cash and cash equivalents at beginning of period	487 644	366 415

Cash and cash equivalents at end of period	443 511	432 837

NON-GAAP MEASURES

Randgold has identified certain measures that it believes will assist understanding of the performance of the business. As the measures are not defined under IFRS they may not be directly comparable with other companies’ adjusted measures. The non-GAAP measures are not intended to be a substitute for, or superior to, any IFRS measures of performance but management has included them as these are considered to be important comparables and key measures used within the business for assessing performance.

These measures are explained further below:

Total cash costs and cash cost per ounce are non-GAAP measures. Total cash costs and total cash cost per ounce are calculated using guidance issued by the Gold Institute. The Gold Institute was a non-profit industry association comprising leading gold producers, refiners, bullion suppliers and manufacturers. This institute has now been incorporated into the National Mining Association. The guidance was first issued in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute’s guidance, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, transfers to and from deferred stripping where relevant and royalties. Under the company’s accounting policies there are no transfers to and from deferred stripping.

Total cash cost per ounce+ is calculated by dividing total cash costs, as determined using the Gold Institute guidance, by gold ounces sold for the periods presented. Total cash costs and total cash cost per ounce are calculated on a consistent basis for the periods presented. Total cash costs and total cash cost per ounce should not be considered by investors as an alternative to operating profit or net profit attributable to shareholders, as an alternative to other IFRS measures or an indicator of our performance. The data does not have a meaning prescribed by IFRS and therefore amounts presented may not be comparable to data presented by gold producers who do not follow the guidance provided by the Gold Institute. In particular depreciation and amortisation would be included in a measure of total costs of producing gold under IFRS, but are not included in total cash costs under the guidance provided by the Gold Institute. Furthermore, while the Gold Institute has provided a definition for the calculation of total cash costs and total cash cost per ounce, the calculation of these numbers may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, Randgold believes that total cash cost per ounce is a useful indicator to investors and management of a mining company’s performance as it provides an indication of a company’s profitability and efficiency, the trends in cash costs as the company’s operations mature, and a benchmark of performance to allow for comparison against other companies.

Cash operating cost+ and cash operating cost per ounce+ are calculated by deducting royalties from total cash costs. Cash operating cost per ounce is calculated by dividing cash operating costs by gold ounces sold for the periods presented.

Gold sales is a non-GAAP measure. It represents the sales of gold at spot and the gains/losses on hedge contracts which have been delivered into at the designated maturity date. It excludes gains/losses on hedge contracts which have been rolled forward to match future sales. This adjustment is considered appropriate because no cash is received/paid in respect of these contracts.

Profit from mining activity+ is calculated by subtracting total cash costs from gold sales for all periods presented.

Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

+	The group changed its accounting policy on production phase stripping costs with effect from 1 January 2012. As a result, the 2011 results have been restated (refer to ‘Change in accounting policy - Production phase stripping costs’ for further details).

The following table reconciles total cash costs and profit from mining activity as non-GAAP measures, to the information provided in the statement of comprehensive income, determined in accordance with IFRS, for each of the periods set out below:

NON-GAAP

US$000	Quarter ended 30 Sep 2012	Quarter ended 30 Jun 2012	Quarter ended 30 Sep 2011	9 months ended 30 Sep 2012	9 months ended 30 Sep 2011
Gold sales on spot	318 332	346 563	308 822	936 232	815 612
Elimination of intercompany sales	1 537	(1 204)	788	775	2 163

Gold sales	319 869	345 359	309 610	937 007	817 775

Mine production costs	117 318	102 939	101 719	317 465	270 099
Movement in production inventory and ore stockpiles	(16 357)	5 946	(382)	(21 190)	14 481
Transport and refinery costs	620	575	546	2 055	1 306
Royalties	16 185	18 218	14 611	47 864	37 783
Other mining and processing costs	21 987	21 200	16 101	60 247	48 481
Elimination of intercompany sales	3 854	2 745	2 552	8 408	1 837

Total cash costs	143 607	151 623	135 147	414 849	373 987

Profit from mining activity	176 262	193 736	174 463	522 158	443 788

Ounces sold	194 969	215 825	181 017	570 015	530 490

Total cash cost per ounce sold*	737	703	747	728	705

Cash operating cost per ounce sold*	654	618	666	644	634

Gold on hand at period end*	33 025	7 965	8 748	33 025	8 748

*	Refer to explanation of non-GAAP measures provided.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Number of ordinary shares	Share capital US$000	Share premium US$000	Other reserves* US$000	Retained earnings US$000	Total equity attributable to owners of parent	Non- controlling interests US$000	Total equity US$000
Balance – 31 Dec 2010	91 082 170	4 555	1 362 320	31 596	393 570	1 792 041	53 905	1 845 946

Fair value movement on available-for-sale financial assets	—	—	—	(8 372)	—	(8 372)	—	(8 372)

Other comprehensive income/(expense)	—	—	—	(8 372)	—	(8 372)	—	(8 372)

Net profit for the period	—	—	—	—	261 583	261 583	35 646	297 229

Total comprehensive income for the period	—	—	—	(8 372)	261 583	253 211	35 646	288 857

Share-based payments	—	—	—	17 134	—	17 134	—	17 134

Share options exercised	460 600	27	15 606	—	—	15 633	—	15 633

Exercise of options previously expensed under IFRS 2	—	—	4 336	(4 336)	—	—	—	—

Shares vested#	6 400	—	448	(448)	—	—	—	—

Dividend relating to 2010	—	—	—	—	(18 221)	(18 221)	—	(18 221)

Lapsed options originally issued on acquisition of Moto	—	—	—	(16)	—	(16)	—	(16)

Balance – 30 Sep 2011	91 549 170	4 582	1 382 710	35 558	636 932	2 059 782	89 551	2 149 333

Balance – 31 Dec 2011 (restated)+	91 717 070	4 587	1 386 939	40 531	759 209	2 191 266	111 950	2 303 216

Fair value movement on available-for-sale financial assets	—	—	—	(1 837)	—	(1 837)	—	(1 837)

Other comprehensive income/(expense)	—	—	—	(1 837)	—	(1 837)	—	(1 837)

Net profit for the period	—	—	—	—	310 244	310 244	56 988	367 232

Total comprehensive income for the period	—	—	—	(1 837)	310 244	308 407	56 988	365 395

Share-based payments	—	—	—	19 636	—	19 636	—	19 636

Share options exercised	257 298	13	13 809	—	—	13 822	—	13 822

Exercise of options previously expensed under IFRS 2	—	—	3 427	(3 427)	—	—	—	—

Shares vested#	76 285	3	4 643	(4 088)	—	558	—	558

Dividend relating to 2011	—	—	—	—	(36 737)	(36 737)	—	(36 737)

Non-controlling interest share of Gounkoto dividend	—	—	—	—	—	—	(13 017)	(13 017)

Balance – 30 Sep 2012	92 050 653	4 603	1 408 818	50 815	1 032 716	2 496 952	155 921	2 652 873

+	The group changed its accounting policy on production phase stripping costs with effect from 1 January 2012. As a result, the 2011 results have been restated (refer to ‘Change in accounting policy - Production phase stripping costs’ for further details).
*	Other reserves includes the cumulative charge recognised under IFRS 2 in respect of share option schemes (net of amounts transferred to share capital and share premium) and the mark-to-market valuation of derivative financial instruments designated as cash flow hedges, as well as the foreign currency translation reserve and the movements in current available-for-sale financial assets.
#	Restricted shares were issued as remuneration to executive directors, non-executive directors and senior management. Shares were also issued to executive directors following approval of their 2011 annual bonuses. The transfer between ‘other reserves’ and ‘share premium’ in respect of the shares vested represents the cost calculated in accordance with IFRS 2.

PRINCIPAL RISK FACTORS AND UNCERTAINTIES

The group is subject to a variety of risks and uncertainties which are the result of not only the business environment in which we operate but also of other factors over which we have little or no control. The board is responsible for the group’s systems of risk management and internal control as well as reviewing their operational effectiveness on a regular basis.

The group’s business units and functions assess the potential economic and non-economic consequences of their respective risks using a group level risk standard. Principal risks and uncertainties are identified when the board, through the business unit or function determines the potential consequences could be materially significant at a group level or where the risk is connected and may trigger a succession of events that, in aggregate, become material to the group. Once identified, each principle risk and uncertainty is reviewed by the relevant internal experts and by the board.

The following describes the main known principal risks and uncertainties that could materially affect the group. The group’s strategy takes into account known risks but there may be additional risks unknown to the group and other risks, currently believed to be immaterial, which could develop into material risks. The risk factors outlined below omit the management detail on how each risk is managed and mitigated and the potential financial impact of the risks on the group.

A full analysis of the group’s risk factors as well as its risk management processes are documented on pages 118 to 124 of the 2011 Annual Report which should be considered along with items 3, 11, 17 and 18 of the 2011 Annual Report on Form-20F, both of which are available on the group’s website www.randgoldresources.com. As we operate in a dynamic and changing environment risks are continually evaluated to ensure the business achieves its strategic objectives, however management believe the principle risks and uncertainties have not changed significantly from those described in the Annual Report and the Annual Report Form 20F. A formal annual risk analysis and review is performed across the business out of which the following key risks were identified.

The principal risks and uncertainties should be considered in connection with any forward looking statements in this document and the cautionary statement below.

EXTERNAL RISKS	IMPACT
Gold price volatility	Earnings and cash flow volatility from sudden or significant declines in the gold price.

Country risk	Inadequate monitoring of in-country political instability and changes to political environment may impact the ability to sustain operations.

Corporate, social and environmental responsibility	Poor management of stakeholder communication and expectations with a lack of community development activities may lead to the inability to sustain operations in the area and impact the group’s ability to expand into other regions.

Supply routes	Due to the remote location of the operations the disruption of supply route may cause delays with construction and mine activities.

FINANCIAL RISKS	IMPACT
Production and capital cost control	Failure to control cash cost per ounce will result in reduced profits. Failure or inability to monitor capital expenditure and progress of capital projects may result in financial losses and overspend on projects.

Insufficient liquidity, inappropriate financial strategy, poor treasury management and inability to access funding from global credit and capital markets	The group may be required in the long term, to seek funding from the global credit and capital markets to develop its properties. Volatility and uncertainty in those markets could adversely affect the group’s operations, treasury position and the ability to obtain financing and capital resources required by the business. Inappropriate treasury management of the group’s surplus cash, counter party risk or significant changes in exchange rates could adversely affect the group’s operations and profitability.

In country tax regimes	Failure to adapt or react to changes in tax regimes and regulations may result in fines and financial losses. Inability to enforce legislation over tax or incorrectly applied legislation may result in lengthy arbitration and loss of profits.

OPERATIONAL RISKS	IMPACT
Sustained resource and exploration failure	The group’s mining operations may yield less gold under actual production conditions than indicated by its gold reserve figures, which are estimates based on a number of assumptions, including mining and recovery factors, production costs and gold price.

Environmental, health, safety and security incident	Failure to maintain environmental, health and safety standards’ may result in significant environmental or safety incidents or deterioration in safety performance standards leading to loss of life or significant loss of time and disruption or damage to operations.

Risks associated with underground mining	The group’s underground projects are subject to the risks associated with underground mining which may affect the profitability of the group.

STRATEGIC RISKS	IMPACT
Lack of identification of new exploration targets	Lack of identification of new exploration targets may lead to a loss of revenue and an inability to grow and meet strategic objectives. Exploration and development are costly activities with no guarantee of success, but are necessary for future growth of the group.

Failure to attract and retain its key staff and poor succession planning	The loss of any key staff or the lack of internal succession planning and the failure to attract appropriate staff within the group may cause short term disruption to the business and operations.

GENERAL

The company has again made great progress on all its organic growth projects, and in particular at Kibali where development is expected to reach full capacity in the fourth quarter with first gold still targeted for 2013 year end. At Tongon mill throughput has been increased and the focus going forward will be on stabilising the power interruptions and improving the metallurgical recoveries. Fourth quarter production for the group is forecast to be significantly higher than the third quarter. However, the underperformance of Tongon suggest that the annual production will be at the bottom of our guidance set at the start of the year and consequently costs are also expected to be higher than targeted with total cash costs of approximately US$700/oz anticipated.

As is customary, the company will be finalising its 2013 budget during the fourth quarter and guidance for 2013 will be given with the year end results. At this stage the five year production profile is expected to reflect a modest improvement from previous guidance. However, the anticipated cash cost and capital profile is expected to reflect the change to the underground mining sequence at Loulo, the impact of the pit 4S pushback at Morila, should this project be approved, and the power supply issues at Tongon. Managing our cost profile as well as ensuring that we leverage our successes in the skills development of national management teams, will remain our priority. The group remains focused on its strategy to deliver value for all its stakeholders through discovery and development of world class orebodies and has pipeline of high quality projects and exploration targets. Notwithstanding this core strategy, management routinely reviews corporate and asset acquisition opportunities, focused on Africa.

The directors confirm to the best of their knowledge that:

a)	These third quarter results have been prepared in accordance with IAS 34 as adopted by the European Union; and

b)	The interim management report includes a fair review of the information required by the FSA’s Disclosure and Transparency Rules (4.2.7R and 4.2.8R).

By order of the board
D M Bristow	G P Shuttleworth
Chief Executive 7 November 2012	Financial Director

RANDGOLD RESOURCES NEWS UPDATES

WHERE’S THE NEXT DISCOVERY?

In the 17 years of its existence, Randgold has discovered five world-class gold deposits, the most recent being Gounkoto in 2009. “Given that we’ve made these discoveries at the rate of one every three to five years, we’re working hard to find the next big one,” says general manager exploration Paul Harbidge.

The third quarter of the year, which coincides with the West African rainy season, is the time when the exploration team turns from field work to modelling, reviewing, analysing and prioritising existing targets in preparation for the new field season. The aim is to build up and fine tune Randgold’s prospect inventory from which the next world-class discovery is expected to emerge.

“We’ve got plenty to work with,” says Harbidge. “At Kibali we’re exploring the extensions to the known orebodies as well as auditing the extensive target inventory we acquired along with the Kibali project. This could yield a million resource ounces or more, and we’ll be reporting on progress in our end-of-year resource and reserve statement. We’re also looking further afield on this vast lease area, which is both highly prospective and underexplored.”

At Tongon, near-mine exploration is expected to replace depleted ounces. An infill diamond drilling programme aimed at promoting inferred to indicated resources has been completed and the data is now being modelled for an updated resource estimate. At Gounkoto, infill drilling has started for a feasibility study on an underground mine.

In Senegal, Randgold’s Massawa is one of the largest undeveloped orebodies in Africa at 3 million ounces. Exploration continues to find additional ounces as well as to improve Randgold’s understanding of this complex deposit.

“It’s become clear that Massawa will need a pressure oxidation process and this is very power-intensive. We’re in discussions with the Senegalese government about the possibility of securing more affordable grid power for the project and, on a broader front, we’re also talking to Senegal and Mali about a public/private initiative to develop a West African power grid which could supply not only Massawa but also the Loulo-Gounkoto complex,” Harbidge says.

Meanwhile, the next step at Massawa will be pilot plant testwork to determine optimal operational parameters. This is scheduled for 2013.

CASH POSITION REMAINS ROBUST DESPITE SIGNIFICANT CAPEX

Randgold Resources’ cash and gold on hand stood at US$477 million at the end of Q3, up from Q2’s US$462 million, despite expenditure of US$130 million on capital investments during the quarter. This included US$70 million on the Kibali mine development project and US$50 million on the continuing development of Loulo’s underground mines.

Randgold CFO Graham Shuttleworth says this shows the overall strength of the company’s business, which generated US$127 million net cash from operations during the quarter and US$361 million for the year to date. It also reflects the operations’ disciplined and proactive management of costs.

“While group capital expenditure will remain high until the end of 2013, we’re confident that Randgold can fully fund its future growth, even at gold prices considerably below the current level,” he said.

TONGON FIGHTS BACK AGAINST POWER PROBLEM

Tongon increased its mill throughput and held production steady in Q3 despite the disruption caused by frequent interruptions of the power supply from Côte d’Ivoire’s national power grid.

General manager Luiz Correia estimates that short but persistent power outages have cost the mine almost 50 000 ounces of gold in lost production since Tongon was connected to the grid last December and have also had a serious impact on its costs.

“What is so frustrating is that the power issue, which we’re vigorously addressing, has masked the significant progress made at Tongon during the last quarter. Mill availability was increased from 79.4% in Q2 to 85.7% in Q3 and is on track to reach the target of 92%, despite the process upsets caused by the erratic power supply.”

“We’ve successfully mined through the transitional zone of the orebody and steadily increased the throughput rate. Also during this quarter, we installed and commissioned a third oxygen plant which will contribute to improving the recovery rate. All in all, we’re steadily clawing our way back to plan,” he said.

To solve the power problem, a capacitor bank is being installed to stabilise the incoming supply and an additional five generator sets are being commissioned to counter the expected power outages. Both these actions are scheduled for completion by the end of this year. The power house feeder arrangement is also being configured so that, if necessary, one complete milling stream and downstream recovery circuit can be run on the diesel generator sets while the balance of the plant remains on grid power. This will minimise the impact of power interruptions and allow the plant to achieve its targets while the national energy authority resolves its power production issue. In addition, Tongon and the Ivorian government are currently in discussion regarding the supply of more consistent power to the mine.

During the injury-free quarter, Tongon achieved its ISO 14001 environmental accreditation and is on track to pass the first phase of its OHSAS 18001 safety accreditation by the beginning of 2013.

LOULO’S UNDERGROUND MINES COME INTO THEIR OWN

The careful replanning of Loulo’s underground mines started paying off in the third quarter when the operation’s production soared from Q2’s 38 227 ounces to 68 083 ounces, with total cash cost per ounce dropping by 8% to US$716/oz.

Tonnes mined and processed were mostly from the two underground mines, Yalea and Gara, where once again a steady increase in stoping and development was achieved during the quarter.

With Loulo regaining its place as the complex’s major producer, Gounkoto was able to feed lower-grade stockpile material during the wet season when handling oxide ore from the Yalea pushback was difficult. Construction work at Gounkoto is now complete and, following its maiden dividend paid to shareholders in July, a second dividend of US$69 million was declared in November.

“As we’ve seen again this quarter, the ability to exploit multiple orebodies on the two adjoining leases gives management some very valuable flexibility,” says group general manager evaluation Rod Quick.

Given the high gold price and a plant which is running comfortably in excess of its designed throughput, Loulo was able to process all ore from Yalea, Gara and Gounkoto as mined, with no high-grading and very little stockpiling.

The next big focus at Loulo is on the introduction of cemented aggregate fill as an interim measure to allow limited mining of the high-grade zones underground while construction of the paste backfill plant is proceeding. Scheduled for completion by the end of 2013, this will provide full access to the high-grade ore at Yalea and Gara.

FOURTH UNDERGROUND MINE ON RANDGOLD’S RADAR

Randgold eyes its fourth underground mine of the group and third in the Loulo/Gounkoto complex in the northern depth extension below the Gounkoto open pit.

This is testimony to the quality of the orebodies in the region which have already produced the Yalea and Gara underground mines on the Loulo permit. A prefeasibility geotechnical review and interim resource estimate have confirmed the potential for an underground mine at Gounkoto and a prefeasibility study is currently underway involving open pit underground interface studies, geotechnical rock mass classification studies, mining method analysis followed by mine, vent, backfill and costing studies.

Additional drilling to convert the remaining portion of the estimated resource of more than one million ounces at above 5g/t to the indicated classification, is scheduled for completion this year and expected in to be included in the updated mineral resource declaration early next year.

Assuming a positive result to the prefeasibility study, a full feasibility study will be scheduled for completion by the end of 2013 in line with a planned start of the decline in 2014.

MILLS HEAD TO KIBALI AS DEVELOPMENT CONTINUES APACE

Indicative of the steady progress being made with the development of the Kibali gold project, two giant 7 megawatt mills are currently being trucked halfway across Africa, from the east coast port of Mombasa to the mine site at Doko in the north east of the Democratic Republic of Congo.

The mills, a key component of the production plant at Kibali, are each being transported in three massive sections. Each mill weighs 170 tonnes and is 9.5 metres long and 6.1 metres in diameter and when installed will be capable of milling a combined 7.2 million tonnes a year. Manufactured in Europe, they were landed at the port of Mombasa on 20 October and are due to arrive at the mine site at the end of November after a 1 800 kilometre road trip. The mills are expected to be set on their foundations at the plant early next year.

In the meantime, open pit mining is already underway at Kibali. In addition, the boxcut for the project’s underground twin decline section is almost complete and in the fourth quarter of this year work is scheduled to start on the development of the twin declines and the sinking of the vertical shaft. The relocation programme, designed to rehouse the villagers from the mine area in the new model Kokiza village, is also progressing rapidly. New houses are being built at the rate of 45 a week and more than 1 000 families have been resettled to date. This means that the whole mine footprint has now effectively been cleared for development.

Kibali is being developed by project co-owner Randgold, which will also operate the mine. Randgold already operates the Morila mine and the Loulo-Gounkoto complex in Mali as well as the Tongon mine in Côte d’Ivoire.

Randgold chief executive Mark Bristow said that once in production, Kibali would prove an enormous boon to the DRC, generating economic welfare through the payment of dividends and taxes to the State, which has a 10% stake in the project, as well as creating jobs and a demand for support services for local businesses.

“It’s a great example of what can be achieved in Africa when an investor friendly government partners with a mining company in a long term commitment to the sustainable creation and sharing of wealth,” he said.

AFRICAN COUNTRIES MAY HARM OWN ECONOMIES BY SEEKING SHORT-TERM GAINS FROM MINING INDUSTRY

Randgold chief executive Mark Bristow has warned African governments that they risk damage to their economies by trying to squeeze quick returns from the mining companies in their countries. Randgold has gold mines in Mali and Côte d’Ivoire and is currently developing the giant Kibali gold project in the DRC.

Speaking at the recent DRC’s Mining and Energy Indaba, Bristow said current moves in a number of African countries to amend mining codes on terms less favourable to the mining companies were dangerously short sighted as they did not take into account the increased risk this might present to the long-term sustainability of the resources industry and its ability to contribute to job creation and economic development.

Bristow noted that when the Kibali gold mine pours its first gold scheduled for the end of next year, it would rank as one of the largest gold mines in Africa and would be an economic boom to the whole of the DRC.

“To achieve that, we need the support of all our stakeholders in the DRC, including the government, as well as of our international investors,” he said.

“Over a projected lifetime of 16 years, it is anticipated that more than 50% of the net pre-tax value generated by the project will be distributed to the State in the form of taxes, royalties and dividends. The DRC state will in fact receive more than the other shareholders who are financing 100% of the project. This figure does not reflect the jobs it will create or the money it will spend with local businesses. What’s important to note is that the estimates from our feasibility study are based on the DRC’s current mining code and fiscal parameters. Any drastic changes to these will have a negative impact on costs, profits and even the life of the mine.”

He said that increasing the tax burden on those who had taken the risk of investing in the DRC would not only damage the country’s fledgling mining industry, it would also discourage future investors from developing new operations which would make profits, pay taxes and provide employment. “I need hardly tell you how damaging that would be to the growth of the DRC and its economy,” he said.

GOLD MINING COMPANIES IN MALI PROVIDE EMERGENCY FUNDING FOR FIGHT AGAINST DISEASE

Randgold and other gold mining companies in Mali have donated a total of US$735 000 in emergency funding to avert an interruption of the Mass Drug Administration (MDA) programme fighting a range of neglected tropical diseases (NTDs) endemic to that country.

The donations by Randgold Resources, Avion Gold including personal donations by its shareholders Forbes & Manhattan and executives John Begeman and Don Dudek, AngloGold Ashanti, IAMGOLD, Resolute Mining, Gold Fields and African Mining & Exploration, were made to The End Fund, a non-governmental organisation committed to providing access to treatment for these NTDs.

Since the inception of the programme in 2007, with funding support provided by USAID, significant progress has been made in reducing the incidence, prevalence and intensity of these diseases among Mali’s population of 11 million. However, the coup in Mali earlier this year prompted USAID to suspend its funding, threatening the continued implementation of the treatment programme.

NTDs are a group of debilitating conditions, primarily found in impoverished areas, which can cause blindness, chronic pain, severe disability, disfigurement and malnutrition. They reduce productivity and can cripple the country’s potential for social development and economic growth. Although there are inexpensive, safe and effective treatments available for NTDs, eradicating them requires consecutive treatments and post-endemic surveillance for many years.

COMMUNITY SEES KIBALI PROGRESS

Randgold has held an open day at the Kibali gold project in the DRC to update community leaders, including religious leaders, businessmen and local administrators, on the progress that has been made with development of the mine.

Mark Bristow, chief executive of project developer and 45% shareholder Randgold, said the open day was organised in line with the company’s philosophy of active and transparent engagement with the community.

The event was used to update attendees on the overall development, the current status of the relocation action plan, which involves the resettlement of some 14 villages to the new model town of Kokiza, the job creation potential and business opportunities that will be created and other community projects currently being developed. Kokiza will ultimately accommodate 3 800 families, and construction of all their homes, as well as a civic infrastructure which will include schools, clinics, shops and churches, is progressing rapidly.

Senior management also used the day as an opportunity to address queries from delegates and to share with them the challenges encountered, which Bristow said had been overcome in large measure because of the support and co-operation Randgold had received from the community and the authorities. Bristow said Kibali was a national asset, of which the DRC government owns 10%, and encouraged the community to take full advantage of the many economic opportunities it will generate.

The completed Kibali operation will comprise an integrated underground and open pit mine, a twin-circuit sulphide and oxide plant with a designed throughput of 6 million tonnes per annum and four self-constructed hydropower stations as well as a standby high-speed thermal power generator for back-up during the dry season.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘will’, ‘plans’, ‘expects’ or ‘does not expect’, ‘is expected’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’ or ‘does not anticipate’, or ‘believes’, or variations of such words and phrases or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’ or ‘be achieved’. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of Randgold and Moto, risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled ‘Risk Factors’ in Randgold’s Annual Report on Form 20-F for the year ended 31 December 2011 which was filed with the US Securities and Exchange Commission (the ‘SEC’) on 31 March 2012. Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws.

CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as ‘resources’, that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.